UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              COMFORCE Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                     544118
                                 (CUSIP Number)

                                 John C. Fanning
                         3505 South Ocean Beach, Apt. 5N
                          Highland Beach, Florida 33487
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 544118


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John C. Fanning


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              4,693,080

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              4,693,080

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,693,080

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation, a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer, each of whose address is 2001 Marcus Avenue, Lake Success, NY 11042, are: James L. Paterek, Chairman; Christopher P. Franco, Chief Executive Officer; Michael Ferrentino, President; Robert H.B. Baldwin, Jr., Senior Vice President and Chief Financial Officer; and Andrew Reiben, Vice President of Finance and Chief Accounting Officer.

Item 2.  Identity and Background.

     (a) John C. Fanning

     (b) Residence address: 305 South Ocean Beach, Apt. 5N, Highland Beach, Florida 33487

     (c) President of the Financial Services Division of COMFORCE Corporation (the Issuer), at its offices at 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person will use personal funds to purchase 3,778,084 shares of the Issuer's Common Stock.

Item 4.  Purpose of Transaction.

     (a) There are no present plans by the Reporting Person to acquire or dispose of any Common Stock of the Issuer except as provided herein.

     (b) Although the Issuer has no present plans to engage in any extraordinary transactions, it generally has been acquisitive over the past three years and expects to consider any appropriate acquisition opportunities that may arise from time to time involving companies in the staffing business.

     (c) The Issuer has no present plans to engage in a sale or transfer of any material amount of its assets.

     (d) Three of the sellers of the 3,778,084 shares of the Issuer's Common Stock being purchased by the Reporting Person, James L. Paterek, the Chairman and a director of the Issuer, Christopher P. Franco, the Chief Executive Officer and a director of the Issuer, and Michael Ferrentino, the President and a director of the Issuer, will resign their positions as officers and directors of the Issuer upon completion of the transaction, which is scheduled to occur on or about September 30, 1998. The Reporting Person will thereupon be appointed as the Chairman and Chief Executive Officer of the Company and elected to the Board of Directors of the Issuer and will designate two other individuals to fill the remaining vacancies. Five of the current eight directors are expected to continue to serve on the Board following completion of the transaction.

     (e) The Issuer has no plans to change its present capitalization or dividend policies other than to seek to retire its $21.5 million principal amount of 15% Senior Secured PIK Debentures, due 2009, and to enter into a related financing in connection therewith.

     (f) The Issuer has no plans to change its business or corporate structure other than as may be described in response to items 4(a) through 4(e).

     (g) No changes are presently anticipated to be made in any of the Issuer's governing instruments which could be expected to impede the acquisition of control by any person.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on September 14, 1998, the Reporting Person beneficially owned an aggregate of 4,693,080 shares of Common Stock, which constituted approximately 29.7% of the 15,790,747 shares of Common Stock outstanding as of July 31, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The Reporting Person previously acquired 914,996 shares of the Issuer in November 1997 upon acceptance of the Issuer's tender offer to purchase shares of Uniforce Services, Inc. then held by the Reporting Person for cash and Common Stock of the Issuer (based on a price of $7.67 per share).

     (b) Upon completion of the transactions, the Reporting Person will have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares of Common Stock beneficially owned by him.

     (c) The Reporting Person has not effected any transactions in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On September 4, 1998, the Reporting Person entered into a Stock Purchase and Sale Agreement with the Issuer, James L. Paterek, Christopher P. Franco, Michael Ferrentino and Kevin W. Kiernan under which such individuals agreed to sell 3,778,084 shares of the Issuer's Common Stock to the Reporting Person for $25 million.

Item 7.  Materials to be Filed as Exhibits.

     None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 14, 1998                /s/  John C. Fanning
                                        --------------------------
                                             John C. Fanning